FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940

1. Name and address of Reporting Person* Bobeck Brian M.	2. Date of Event Requiring Statement (Month/Date/Year) 12/11/02	4. Issuer Name and Ticker or Trading Symbol AQUIS COMMUNICATIONS, INC. ("AQUIS")
(Last) (First) (Middle) 377 Larchmount Way	3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)	5. Relationship of Reporting Person to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X ] Officer (give [ ] Other (specify title below) below) President and Chief Operating Officer	6. If Amendment, Date of Original (Month/Date/Year)	7. Individual or Joint/Group Filing (Check applicable box) [X ] Form filed by One Reporting Person [ ] Form filed by more than one Reporting person
(Street) Mountaintop PA 18707
(City) (State) (Zip)	Table 1 - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
None

(over)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                           (Print or Type Responses)
*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Form 3 (continued)            Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Date/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Inst. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option	5/4/02	5/4/09	Common Stock	53,500	$1.00	D
Option	6/26/01	6/26/10	Common Stock	100,000	$1.28	D
Option	12/14/02	12/14/10	Common Stock	50,000	$0.23	D
Option	12/14/03	12/14/10	Common Stock	25,000	$0.23	D
Option	11/21/02	11/21/11	Common Stock	50,000	$0.03	D
Option	11/21/03	11/21/11	Common Stock	25,000	$0.03	D
Option	11/21/04	11/21/11	Common Stock	25,000	$0.03	D

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C/ 78ff(a).	/ s/ Brian Bobeck **Signature of Reporting Person	12/31/02 Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.